Exhibit 1

For Immediate Release

Pointer Telocation Ltd. Announces Receipt of Notice from Nasdaq of Noncompliance with Audit Committee Composition Requirements

Rosh HaAyin, Israel December 14, 2015. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR)– previously disclosed on December 1, 2015 that Ms. Alicia Rotbard, a member of its board of directors and audit committee, had passed away following an illness. The Company also notified The NASDAQ Stock Market LLC ("NASDAQ") that it was not in compliance with the NASDAQ audit committee composition requirements due to the vacancy created by Ms. Rotbard’s passing.

On December 9, 2015, in response to the Company's notification, the Company received a notice (the "Notice Letter") from NASDAQ confirming that the Company was not in compliance with the audit committee composition requirements as set forth in NASDAQ Listing Rule 5605. The Notice Letter indicates that consistent with NASDAQ Listing Rule 5605(c)(4), NASDAQ will provide the Company with a cure period to regain compliance as follows: (i) until the earlier of the Company's next annual shareholders' meeting or November 29, 2016 or (ii) if the Company's next annual shareholders' meeting is held before May 27, 2016, then the Company must evidence compliance no later than May 27, 2016.

The Company has begun the process of identifying a third audit committee member and expects to regain compliance with NASDAQ’s audit committee composition requirements within the cure period. The Company's ordinary shares will continue to trade on NASDAQ during the cure period subject to the Company’s continued compliance with other NASDAQ listing requirements.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit http://www.pointer.com

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com